[Reference Translation]
April 13, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota’s European Production

As Toyota Motor Corporation (TMC) continues to address its production situation following the March 11 Great East Japan Earthquake, it has decided to suspend production for several days in late April and early May at five European plants to manage available parts supply.

The plants affected are, for the production of vehicles, Toyota Motor Manufacturing (UK) Ltd. (TMUK), Toyota Motor Manufacturing Turkey Inc. and Toyota Motor Manufacturing France S.A.S.  The decision also applies to engine plants, Toyota Motor Industries Poland Sp. zo. o. and TMUK Engine Plant.  In May, these plants are expected to run at a reduced volume due to parts supply difficulties.

This decision does not apply to other Toyota plants in Europe.

If there are any new developments concerning these matters, Toyota will display the new information on its homepage and make additional disclosures as appropriate.